# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dermata Therapeutics, Inc., CIK 0001853816
CUSIP: 249845504
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3525 Del Mar Heights Rd. Suite 322, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 05/27/2026
Filed by CIK 0001860885
Persons authorized to receive notices and communications: c/o Dermata Therapeutics, Inc., 3525 Del Mar Heights Rd. #322, San Diego, California (CA), 92130, 858-800-2543

## Reporting persons
- Kyri K. Van Hoose (CIK 0001860885): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 384,352; shared voting power 0; sole dispositive power 384,352; shared dispositive power 0; aggregate amount beneficially owned 384,352 (9% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Dermata Therapeutics, Inc.
Address of issuer's principal executive offices: 3525 Del Mar Heights Rd. Suite 322, San Diego, California (CA), 92130

## Item 2. Identity and Background
Name of person filing: Kyri K. Van Hoose
Residence or business address: 3525 Del Mar Heights Rd., #322, San Diego, CA, 92130.
Present principal occupation or employment: Chief Financial Officer, Senior Vice President, Dermata Therapeutics, Inc.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 23, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional and accredited investors for the issuance and sale in a private placement (the "Private Placement") of (i)1,484,312 shares (the "Shares") of the Issuer's common stock, par value $0.0001 per share (the "Common Stock"), (ii) pre-funded warrants ("Pre-Funded Warrants") to purchase up to 537,750 shares of Common Stock, at an exercise price of $0.001 per share, (iii) series C warrants (the "Series C Warrants") to purchase up to 2,022,062 shares of Common Stock, and (iv) series D warrants (the "Series D Warrants" together with the Series C Warrants, the "Warrants") to purchase up to 2,022,062 shares of Common Stock. The purchase price per Share and accompanying Warrants was $2.04 and the purchase price per Pre-Funded Warrant and accompanying Warrants was $2.039. The Warrants have an exercise price of $2.04 per share. The Pre-Funded Warrants were exercisable immediately. The Reporting Person purchased in the Private Placement an aggregate of 122,549 shares of Common Stock and Warrants exercisable for an aggregate of 245,098 shares of Common Stock. The purchase price per share of Common Stock and accompanying Warrants for the Reporting Person was the same as paid by other investors in the Private Placement. The Warrants became exercisable beginning on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of the Warrants (the "Share Issuances"). The Series C Warrants will expire five years from the effective date of stockholder approval and the Series D Warrants will expire twenty-four months from the effective date of stockholder approval. Stockholder approval of the Share Issuances was obtained on May 27, 2026 (the "Event Date"). In connection with the Private Placement, the Reporting Person entered into an amendment to an outstanding warrant exercisable for 7,874 shares of Common Stock issued on January 3, 2025, which amended the exercise price of the warrant from $12.70 to $2.04. The source of funds used to acquire such securities was personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors. The Reporting Person serves as Chief Financial Officer of the Issuer, and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change her purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D. Other than as described herein, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the Event Date and the date hereof (the "Filing Date"), the Reporting Person may be deemed to beneficially own an aggregate of 384,352 shares of Common Stock reported herein as follows: (i) 130,423 shares of Common Stock, (ii) warrants exercisable for 252,972 shares of Common Stock, and (ii) stock options exercisable for an aggregate of 957 shares of Common Stock. The beneficial ownership reported herein excludes 19,376 shares of Common Stock underlying stock options held by the Reporting Person that are not exercisable within 60 days of the Event Date or the Filing Date. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 9.0% of the Common Stock of the Issuer outstanding as of the Event Date and the Filing Date. The aggregate percentage of Common Stock reportedly owned by the Reporting Person is based upon 4,022,143 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2026.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, during the sixty (60) days on or prior to the Event Date or the Filing Date, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Person, in her capacity as an executive officer of the Issuer and pursuant to the terms of her employment agreement, is entitled to receive cash compensation and equity compensation, and from time to time, equity awards under the Issuer's existing equity incentive plan, or any other equity incentive plan the Issuer may adopt in the future, and the terms and conditions of such awards, if any, will be determined by the Issuer's board of directors or Compensation Committee, in their discretion. The Reporting Person will also be eligible to participate in any executive benefit plan or program the Issuer may adopt.

## Signatures
- Kyri K. Van Hoose: /s/ Kyri K. Van Hoose, Kyri K. Van Hoose (06/01/2026)